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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)


                              Gerald Stevens, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   37369G 10 1
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                                 (CUSIP Number)


                        Adam D. Phillips, General Counsel
                              Gerald Stevens, Inc.
                     301 East Las Olas Boulevard, Suite 300
                         Fort Lauderdale, Florida 33301
                                 (954) 713-5000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 1999
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 37369G 10 1                            PAGE 2 OF 4 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Gerald Stevens Retail, Inc. (f/k/a Gerald Stevens, Inc.)
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2                                                                  (a)  [ ]
                                                                       (b)  [ ]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS
    4
            Not applicable
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5       ITEMS 2(d) or 2(e)
                                                                             [ ]
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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
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                                         SOLE VOTING POWER
                                  7
                                         0
                             ---------------------------------------------------
         NUMBER OF                       SHARED VOTING POWER
          SHARES                   8
       BENEFICIALLY                      0
         OWNED BY            ---------------------------------------------------
           EACH                          SOLE DISPOSITIVE POWER
         REPORTING                 9
          PERSON                         0
           WITH              ---------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            0
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES (See Instructions)                                        [ ]

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.0%
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            TYPE OF REPORTING PERSON*(See Instructions)
    14
            CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                               PAGE 3 OF 4 PAGES


                                  SCHEDULE 13D


         This Amendment No. 1 to Schedule 13D amends the Initial Statement on
Schedule 13D dated December 21, 1999 (the "Initial 13D") of Gerald Stevens Retail, Inc., a Delaware corporation formerly known as Gerald Stevens, Inc. ("Gerald Stevens Retail"), and relates to the common stock, par value $.01 per share ("Common Stock"), of Gerald Stevens, Inc. a Delaware corporation (the "Issuer"), which, prior to April 30, 1999, was known as Florafax International, Inc. The Initial 13D is hereby amended and supplemented to include the information contained herein. Capitalized terms not defined herein have the meanings provided in the Initial 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information contained in Item 4 of the Initial 13D is hereby amended and supplemented by adding the information set forth in Item 6, below, which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 of the Initial 13D is hereby amended and supplemented by adding the information set forth in Item 6, below, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The information set forth in Item 6 of the Initial 13D is hereby amended and supplemented by adding the following information:

         The Issuer entered into an Agreement and Plan of Merger as of December 9, 1998 (the "Merger Agreement") with Gerald Stevens Retail and Red Cannon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Red Cannon").

         In connection with the Merger Agreement, Gerald Stevens Retail entered into a voting agreement with certain stockholders of the Issuer (the "Stockholders") dated as of December 9, 1998 (the "Voting Agreement"), a copy of which was filed with the Securities and Exchange Commission as an exhibit to the Initial 13D. Under the terms of the Voting Agreement, the Stockholders granted to Gerald Stevens Retail a proxy to vote their respective shares (i) in favor of the issuance of Common Stock by the Issuer pursuant to the Merger and the other transactions contemplated by the Merger Agreement (as amended from time to time), (ii) for an amendment to the Certificate of Incorporation of the Issuer to increase the number the authorized shares of the Common Stock from 70,000,000 shares to 250,000,000 shares and to change the name of the Issuer to "Gerald Stevens, Inc." as contemplated in the Merger Agreement, (iii) for the election of new directors to the Board of Directors of the Issuer as contemplated by the Merger Agreement, and (iv) against any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligations or agreements of the Issuer under the Merger Agreement or which could result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled.

         Pursuant to the Merger Agreement, on April 30, 1999, Red Cannon was merged with and into Gerald Stevens Retail (the "Merger"), with Gerald Stevens Retail continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer.

         As a result of the consummation of the Merger on April 30, 1999, Gerald Stevens Retail has ceased to have any rights under the Voting Agreement. Accordingly, Gerald Stevens Retail no longer has any beneficial ownership in the Common Stock.


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                                                               PAGE 4 OF 4 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 14, 1999                                GERALD STEVENS RETAIL, INC.



                                                     By: /s/ Adam D. Phillips
                                                         -----------------------
                                                          Adam D. Phillips
                                                          Senior Vice President